UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context indicates otherwise, as used in this Semi-Annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Semi-Annual Report on Form 1-SA includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Semi-Annual Report on Form 1-SA and are subject to a number of risks, uncertainties and assumptions described under the sections in this Semi-Annual Report on Form 1-SA entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Semi-Annual Report on Form 1-SA. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date.

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, and you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the six months ended June 30, 2022. You should read this discussion together with the financial statements, related notes and other financial information included in this Semi-Annual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semi-Annual Report on Form 1-SA and in the Company’s other filings with the Securities and Exchange Commission, and are based upon judgments concerning various factors that are beyond its control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below.

General Overview

XY Labs, Inc. is a corporation organized under the laws of the State of Delaware. The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from its technology. Today, the Company successfully develops, designs, and sells consumer products and applications, enterprise SaaS solutions and blockchain and cryptographic technologies and services.

The XYO Network

In December 2017, the XYO Network and its underlying protocols were established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust and access data from these sources. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using its existing location technologies and consumer products, the Company continues to create a data verification network that incorporates cryptographic protocols and blockchain technology.

The Company has been further developing the second full version of the XYO Network, XYO 2.0, with the intention of improving ease of integration and performance, reducing usage costs, and more actively supporting centralized solutions that also seek to access the functionality of the XYO Network. The Company continues to integrate solutions for the XYO Network and build partnerships with third parties.

COIN

In 2019, the Company introduced its COIN application (herein referred to as “COIN”). Users can access COIN on iOS and Android devices to claim digital location tiles within COIN. For claimed tiles, users collect in-app coins, which can be redeemed for a variety of items such as physical products and other crypto assets. The Company introduced paid subscriptions, offering users premium features including higher coin collection per tile, reduced cooldowns, and other features.

COIN can be used in connection with both the Bluetooth Low Energy (“BLE”) and Near-Field Communication (“NFC”) versions of the XYO Sentinel. COIN refers to these devices as eXtension devices, or SentinelX. COIN also supports the XYO BridgeX as an eXtension device, specifically for the homebase feature.

The Company has added, and will continue to add, additional data centric tasks that benefit the user by promoting lifestyle activities, such as physical and mental exercise, real-world location discovery, and additional ways to participate in the global data validation system, such as POI discovery and validation. Social interactions in, and the gamification of, COIN continue to be the focus to increase user satisfaction, utility, and engagement.

The XYO Network is the data aggregation and validation layer of COIN. The XYO Network provides fraud detection, data processing, and data validation for COIN.

XY Findables Products and Application

The Company sells XY4+ Bluetooth beacons on its website (available at www.xyfindit.com/) as well as through third party distributors. The Company provides a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Features also include alerts to notify users when such items have been inadvertently left behind.

COVID-19

The outbreak of COVID-19, a novel strain of coronavirus first identified in China, which has spread across the globe including the U.S., has had an adverse impact on the global economy. While the Company cannot determine for certain the extent to which the COVID-19 pandemic affected its business operations, the Company’s management believes that the pandemic had some adverse effects on its business, financial position, results of operations and liquidity. For example, temporary restrictions in movement of individuals due to the COVID-19 pandemic impacted the extent to which users of the Company’s COIN app could drop in-app coins in various locations and use the app to earn in-app coins and identify their geo-positioning. Nonetheless, the Company was able to successfully grow its business operations, user base and net sales in the six months ended June 30, 2022 and 2021, respectively. The time frame for which disruptions related to the pandemic will continue is uncertain as is the magnitude of any adverse impacts. Management believes that any negative impacts will be temporary, but there can be no assurance of that.

Eastern European Conflict Impact

In late February 2022, Russian military forces launched significant military action against Ukraine. Sustained conflict and disruption in the region is likely. The aggregate impact to Eastern Europe and Europe as a whole, as well as actions taken by other countries, including new and stricter sanctions by the United States, Canada, the United Kingdom, the European Union, and other countries and organizations against officials, individuals, regions, and industries in Russia, Belarus and Ukraine, and each country’s potential respnse to such sanctions, tensions and military actions, is not knowable at this time, and could have a material adverse effect on the Company, its business and operations.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. Whereas EBITDA stands for Earnings Before Interest Tax Depreciation Amortization. Adjusted EBITDA is adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company introduced these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results.

The Company collects and analyzes operating and financial data to evaluate the business performance. In addition to sales, net income (loss), operating loss and other results under GAAP, the Company uses EBITDA and Adjusted EBITDA to assess its financial performance. The calculation of this non-GAAP financial measure may differ from similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net loss or Net income, respectively, to EBITDA, the Company excludes all depreciation and impairment charges. The Company does not consider depreciation and impairment charges as operationally driven expenses, which is why they are excluded in the financial performance assessment. To reconcile EBITDA from Adjusted EBITDA, the Company excludes all expenses related to provisional liabilities, non-recurring and non-operational expenses.

While the Company acknowledges that expenses related to provisional liabilities, non-recurring and non-operational expenses were incurred, the Company does not consider such expenses to be reflective of the Company’s operational performance. Provisional liability expenses were incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses relate to expenses that the Company did not expect to occur again or that the Company considers part of the business operations. The Company uses its judgment to identify relevant transactions.

The following table provides a reconciliation from Net income/(loss) to Adjusted EBITDA:

	For the six months ended June 30,
	2022	2021
Net income/(loss)	$(2,873,074)	$3,841,615
Added:
Interest expense	1,749	31,424
Tax expense	17,207	6,753
Impairment expense	276,827	58,224
Depreciation expense	60,892	50,236

EBITDA	$(2,516,398)	$3,988,252

Added:
Provisional liabilities	818,782	325,175
Stock Option related expenses	2,080	21,014
Non-recurring expenses	150,000	111,897
Crypto related transaction fees	15,285	114,859
Deducted:
Non-recurring income	—	998,870
Divestment income	—	3,000,000
Crypto related other income	505,040	157,232

Adjusted EBITDA	$(2,035,292)	$405,095

The Company realized a negative EBITDA of $2,516,398 and a positive EBITDA of $3,988,252 during the six months ended June 30, 2022 and 2021, respectively. The decreased in EBITDA of $6,504,651 was partially attributable to some non-recurring or non-operational activities during the six months ended June 30, 2021. Namely, the divestment of the Boardwalk Flock LLC membership as well as the forgiven PPP loan. To account for those activities, Management reconciles to Adjusted EBITDA for improved comparison of financial performance.

The Company realized a negative Adjusted EBITDA of $2,035,292 in the six months ended June 30, 2022. In 2021, the Company realized an Adjusted EBITDA of $405,095 during the same time period. The decrease of $2,440,387 in Adjusted EBITDA year-over-year, was mainly attributable to higher marketing spend and overall higher administration and general expenses. Please refer to Results of Operations, and Notes to the Financial Statements for further information on the composition on of the Company’s financial results for the six months ended June 30, 2022.

The Company reclassified certain items with its 1-K for the twelve months ended December 31, 2021, compared to its 1-SA filing for the six months ended June 30, 2021, and applies the same classification here. Namely the Company deemed crypto related transaction fees as non-operational since the Company expects crypto transaction fees to be substantially lower with the Proof-of -Stake implementation on the Ethereum network. Furthermore, the Company deemed crypto pool related fee income as recurring. These reclassifications drive the difference to the Adjusted EBITDA presented in the 1-SA 2021.

Results of Operations for the six months ended June 30, 2022 and 2021, respectively~~.~~

Net Sales: Net Sales were $7,312,675 and $4,813,718 in the six months ended June 30, 2022 and 2021, respectively. Net Sales increased by $2,498,957, or 51.9% in the six months ended June 30, 2022 compared to 2021. The increase in net sales was driven by an increase in COIN related sales, namely subscriptions as well as partnership and advertising sales.

Cost of Sales: Cost of Sales were $273,583 and $251,243 in the six months ended June 30, 2022 and 2021, respectively. Cost of Sales increased by $22,340, or 8.9% in the six months ended June 30, 2022 compared to 2021. In the six months ended June 30, 2022 and 2021, cost of sales were driven by COIN related hardware products sales, such as SentinelX and NFC cards. The Company also accounted for higher COIN redemptions in physical products, which was also recognized in cost of sales. The Company had debited physical redemptions against sales in its 2021 1-SA filing but has reallocated these expenses to cost of sales. As a result, sales as well as cost of sales are higher by $68,736 each for the six months ended June 30, 2021. The effect on the Company’s reported profitability is neutral.

Research and Development: Expenses for Research and Development were $610,760 and $615,983 in the six months ended June 30, 2022 and 2021, respectively. Research and Development expenses decreased by $5,223, or 0.8% in the six months ended June 30, 2022 compared to 2021. Research and development costs were mainly attributable to departmental personnel expenses.

Selling and Marketing: Expenses for Selling and Marketing were $5,630,357 and $2,125,427 in the six months ended June 30, 2022 and 2021, respectively. Selling and Marketing expenses increased by $3,504,931, or 164.9% in the six months ended June 30, 2022 compared to 2021. The increase in selling and marketing costs was mainly attributable to higher online advertising spend, aimed at an increase in COIN app installations to further tap into the advertising and partnership potentials, COIN subscription sales as well as general XYO Network awareness.

General and Administration: Expenses for General and Administration were $3,888,146 and $2,246,685 in the six months ended June 30, 2022 and 2021, respectively. General and Administration expenses increased by $1,641,461, or 73.1% in the six months ended June 30, 2022 compared to 2021. The increase in general and administration expenses was driven by an increase in headcount and related personnel expenses, as well as higher payment processing fees and a higher spend for professional services.

Realized Gain: Realized gain was $674,328 and $3,358,821 in the six months ended June 30, 2022 and 2021, respectively. The Company realized a $3,000,000 gain from the divestment of its stake in Boardwalk Flock LLC in 2021, which was the main driver for the year over year decrease. The remainder of realized gain in 2021 as well as the total amount in 2022 were related to crypto asset revaluations as well as crypto pool fees.

Other Expenses, net: Other expenses - net - were $161,447 in the six months ended June 30, 2022. The Company recognized other income - net - of $1,004,815 in the six months ended June 30, 2021. The other income in the six months ended June 30, 2021 was driven by loan forgiveness of the first PPP loan granted. No comparable extraordinary effect took place during the same time period in 2022, resulting in the year-over-year decrease.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of
	June 30, 2022	December 31, 2021
Current Assets	$4,414,014	$7,481,086
Current Liabilities	$(6,491,321)	$(6,807,655)

Net Working Capital / (Deficiency)	$(2,077,308)	$673,431

Cash Flow from operating activities: Net cash used in operating activities was $2,877,469 and net cash used in operating activities was $437,919 in the six months ended June 30, 2022, and 2021, respectively. Net cash from operating activities decreased by $2,439,551 in the six months ended June 30, 2022 compared to 2021. The decrease was attributable to the decrease in profitability.

Cash Flow from investing activities: Net cash received from investing activities was $1,437,946 in the six months ended June 30, 2022, as compared to cash received of $1,389,614 in the six months ended June 30, 2021. Net cash from investing activities increased by $48,332 in the six months ended June 30, 2022 compared to 2021. In both years, the divestment of Boardwalk Flock LLC was a driver for the net cash received from investing activities. While the sale happened in 2021, the second purchase price installment of $1,500,000 was paid in the first half of 2022.

Cash Flow from financing activities: Net cash provided by financing activities was $170 and $570,437 in the six months ended June 30, 2022, and 2021, respectively. Net cash provided financing activities decreased by $570,267 in the six months ended June 30, 2022 from 2021.

Liquidity: The Company accounted for a net loss of $2,873,074 and a net income of $3,841,615 in the six months ended June 30, 2022 and 2021, respectively. The Company could continue to incur operating losses for the next twelve months or longer. As a result, the Company may seek additional funding for its operations in the future. This may include future equity or debt financings, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions could raise substantial doubt about the Company’s ability to continue as a going concern.

Off Balance Sheet Arrangements

As of June 30, 2022, and December 31, 2021, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019. The Company extended the lease agreement in March 2022 until June 2024. The Company uses this same location as warehouse space. The Company currently pays a monthly rent for the combined office and warehouse location of $6,820. The monthly rent was $5,963 until end of June 2022. The monthly rent will increase to $7,059 from July 2023 onwards. Additionally, in October 2020, the Company entered in a sublease agreement for office space in downtown San Diego. The Company previously paid a monthly rent for this San Diego office space of $2,400. This sublease was cancelled in September 2021 and the Company entered into a new sublease agreement for a different office space in downtown San Diego with a monthly rent of $3,000 beginning October 2021. This lease was cancelled in March 2022.

Trend Information

During the six months ended June 30, 2022, the Company continued to strengthen its focus on the COIN business which was introduced in 2019. The XYO Network, with the support of its consumer facing application COIN, is now the Company’s main sales driver. COIN contributed net sales of $8,215,467 in the six months ended June 30, 2022, which constitutes 99.7% of total net sales for the same period. This included partnership sales, subscription sales and related product offering sales in connection to COIN and XYO. During the six months ended June 30, 2022, the Company netted $876,971 of actual and future COIN obligations related to users in-app coin redemptions against sales. The Company intends to further increase its marketing and operational efforts to grow the XYO and COIN business. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The Company intends to further build out the interoperability between the XYO Network and COIN. The Company no longer follows an active business strategy on its XY Findit devices. Related XY4+ net sales decreased to $26,918 from $195,309 in the six months ended June 30, 2022 and 2021 respectively.

Item 2. OTHER INFORMATION

None.

Item 3. FINANCIAL STATEMENTS

XY Labs, Inc.

BALANCE SHEETS

	As of
	June 30, 2022 (unaudited)	December 31, 2021 (audited)
Assets
Current assets:
Cash and cash equivalents	$2,461,579	$3,900,933
Receivables from payment processors, net	537,318	332,094
Accounts receivable	671,086	1,175,678
Note receivable	—	1,527,735
Inventory, net	744,030	544,647

Total current assets	4,414,014	7,481,086
Crypto assets	619,419	801,018
Crypto liquidity pools	156,785	46,661
Property and equipment, net	130,271	117,568
Right of use asset, net	145,105	31,711
Other assets	18,671	51,683

Total assets	$5,484,264	$8,529,728

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$887,658	$2,092,764
Stock payable	1,422,050	1,422,050
Lease liability, current portion	89,500	33,684
Deferred revenue, current portion	665,957	561,462
Other current liabilities	3,515,637	2,697,697

Total current liabilities	6,580,802	6,807,657
Lease liability, net of current portion	57,311	—
Notes payable	505,357	510,458

Total liabilities	7,143,471	7,318,115
Commitments and contingencies (please refer to notes)
Stockholders’ equity (deficit):
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at June 30, 2022 and December 31, 2021
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at June 30, 2022 and December 31, 2021; 32,285,900 shares issued and outstanding at June 30, 2022 and December 31, 2021	3,229	3,229
Class A Common Stock; $0.0001 par value; 60,000,000; shares authorized at June 30, 2022 and December 31, 2021 11,963,575 shares issued and outstanding at June 30, 2022 and 11,946,545 shares issued and outstanding at December 31, 2021, respectively	1,196	1,194
Additional paid-in capital	21,747,572	21,744,652
Accumulated deficit	(23,411,204)	(20,537,462)

Total stockholders’ equity (deficit)	(1,659,207)	1,211,613

Total liabilities and stockholders’ equity (deficit)	$5,484,264	$8,529,728

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF OPERATIONS

		For the six months ended June 30,
		2022 (unaudited)		2021 (unaudited)
Sales	$	7,312,675	$	4,813,718
Cost of sales		(273,583)		(251,243)

Gross profit		7,039,092		4,562,475
Operating expenses:
Research and development		610,760		615,983
Selling and marketing		5,630,357		2,125,427
General and administrative		3,888,146		2,246,685

Total operating expenses		10,129,263		4,988,095

Loss from operations		(3,090,172)		(425,620)
Impairment expense		(276,827)		(58,224)
Realized gain		674,328		3,358,821
Interest expense, net		(1,749)		(31,424)
Other expense, net		(161,447)		1,004,815
Tax expense		(17,207)		(6,753)

Net income/(loss)	$	(2,873,074)	$	3,841,615

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in	Accumulated	Total stockholders’
	Stocks	Amount	Stocks	Amount	capital	deficit	equity
Balance at December 31, 2020	32,285,900	3,229	11,760,375	1,175	21,698,330	(25,597,624)	(3,894,890)
Stock-based compensation	—	—	—	—	24,161	—	24,161
Conversion of stock payable to equity	—	—	3,200	—	20,350	—	20,350
Exercise of stock options	—	—	182,970	19	1,811	—	1,830
Net income	—	—	—	—	—	5,060,162	5,060,162

Balance at December 31, 2021	32,285,900	3,229	11,946,545	1,194	21,744,652	(20,537,462)	1,211,613
Stock-based compensation	—	—	—	—	2,080	—	2,080
Conversion of stock payable to equity	—	—	—	—	—	—	—
Exercise of stock options	—	—	17,030	2	170	—	172
Net loss	—	—	—	—	—	(2,873,074)	(2,873,074)

Balance at June 30, 2022	32,285,900	$3,229	11,963,575	$1,196	$21,746,902	$(23,410,535)	$(1,659,207)

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF CASH FLOWS

		For the six months ended June 30,
		2022 (unaudited)		2021 (unaudited)
Operating activities:
Net income/(loss)	$	(2,873,074)	$	3,841,615
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		60,892		50,236
Impairment		276,827		58,224
Stock based compensation expense		2,080		18,390
(Gain) loss on crypto assets		(343,870)		(12,097)
Realized gain for sale of Boardwalk Flock LLC		—		(3,000,000)
PPP loan principal amount and accrued interest forgiveness		(5,101)		(998,870)
Discount on Stockholder notes payable		—		5,863
Changes in assets and liabilities:
Receivables from online payment processors, cash received		(205,224)		(11,747)
Accounts receivable		504,592		(489,156)
Inventory		(187,160)		(26,628)
Prepaid expenses and other assets		20,790		34,862
Accounts payable and accrued expenses		(1,052,817)		(156,390)
Deferred revenue		104,495		88,955
Net change in operating lease liability		(35,430)		(34,396)
Other current liabilities		855,531		193,220

Net cash (used in) provided by operating activities		(2,877,469)		(437,919)

Investing activities:
Investments in crypto assets		(23,622)		(110,386)
Proceeds from the sale of investments		1,500,000		1,500,000
Investment into property and equipment		(38,432)		—

Net cash provided by investing activities		1,437,946		1,389,614

Financing activities:
Net change in notes payable		—		570,437
Stock option exercised		170		—

Net cash provided by financing activities	$	170	$	570,437

Net (decrease) increase in cash and cash equivalents		(1,439,352)		1,522,132
Cash and cash equivalents, beginning of period		3,900,933		400,056

Cash and cash equivalents, end of period	$	2,461,579	$	1,922,188

Supplemental disclosures of cash flow information:
Interest paid	$	9,521	$	13,582
Taxes paid	$	17,207	$	5,062
Supplemental disclosures of non-cash financing activities
Issuance of note receivable on sale of Boardwalk Flock LLC.	$	—	$	1,500,000

See accompanying notes to financial statements.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options and warrants issued, fair value of services received, coin liability for in-app activity, evaluation of goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s sales recognition policy disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO tokens are not recorded on the balance sheet, unless the Company has purchased them in an open market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

In the six months ended June 30, 2022 and 2021, the Company expensed $276,827 and $58,158 as impairments related to crypto assets received and held. The crypto assets were impaired when the fair value exceeded the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

One vendor accounted for approximately 97% of the Company’s purchases in the six months ended June 30, 2022, mostly relating to XY4+ and NFC cards. Comparatively, one vendor accounted for approximately 95% of the Company’s purchases in the six months ended June 30, 2021, mostly relating to XY4+ and NFC cards. For the six months ended June 30, 2022 and 2021, the Company had no customer concentration. Most of all sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors, net

Receivables from online payment processors are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. Receivables from payment processors were $537,318 and $332,094 as of June 30, 2022 and December 31, 2021, respectively. No allowance for doubtful accounts was provided for the receivables from online payment processors.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. Net inventory was $744,030 and $544,647 as of June 30, 2022 and December 31, 2021, respectively. There were no inventory reserves accounted for as of June 30, 2022 and as of December 31, 2021, respectively.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement using the straight-line method. Maintenance costs are considered period costs and are expensed when incurred.

Accrued COIN Liability

COIN users can collect an in-app coin, which is redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coins. Users need to reach a threshold of 10,000 coins before being eligible to redeem their collected coins. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $3,415,867 and $2,538,897 as of June 30, 2022 and December 31, 2021 respectively.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Sales Recognition

Sales are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, sales are recognized when the promised goods and services are shipped to its customers. The amount of sales recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing sales when or as the Company satisfies a performance obligation.

During the six months ended June 30, 2022, the Company generated gross sales of $8,512,022 and net sales of $7,312,675. XYO and COIN related sales accounted for 99.6% of gross sales, while XY4+ accounted for 0.4% of gross sales. During the six months ended June 30, 2021, the Company generated gross sales of $5,356,869 and net sales of $4,744,982. XYO and COIN accounted for 95.5% of gross sales, while XY4+ accounted for 4.3% of gross sales. As of June 30, 2022 and December 31, 2021, the Company accounted for deferred sales of $665,957 and $561,462, respectively.

Products

Sales from COIN and XY Findit products is recognized upon shipment to website net of an allowance for estimated and actual returns. Sales from subscriptions are recognized monthly when the service is rendered. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. As of June 30, 2022 and December 31, 2021, the Company set up $100,611 and $158,800, respectively, as sales and returns allowance.

Mobile Application

The Company operates a mobile application, COIN, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Sales from subscriptions is recognized over the subscription term as the service is provided, which is mostly monthly, to a lesser amount semi-annually, or annual. Any payments received for usage not provided by the Company is deferred.

The Company records sales generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates sales from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, its performance obligation is satisfied over the life of contract (i.e., over time), with sales being recognized as advertising units are delivered.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Sale of XYO Tokens

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account for the production of crypto assets and management exercised significant judgement in determining appropriate accounting treatment for the recognition of sales for the development of crypto assets. Management examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives part of its sales from the sale of XYO Tokens. In consideration for these XYO Tokens, the Company receives Ether or U.S. dollars, and once received, sales is recognized.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses. At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

Warranty Costs

The Company warrants its products in line with state and federal law. Under the Company’s terms and conditions, the Company applies a “no return” policy. However, in justified cases the Company accept returns, offer exchanges and replacements of certain physical products within 60 days of purchase. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. Warranty expenses were not material.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including personnel expenses, professional service costs, contracted services, license agreements and other outside costs.

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

All the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, the Company determine whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis in the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value.

The Company recorded no goodwill and intangible assets as of June 30, 2022 and December 31, 2021. Goodwill and intangible assets related to acquisitions had been fully impaired in 2019 (see Note 4).

Online and Offline Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used during the six months ended June 30, 2022 were Facebook and Google. The costs are expensed as incurred. Online advertising costs were $5,027,092 and $2,074,116 during the six months ended June 30, 2022 and 2021, respectively.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting period of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the forfeitures when they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. Years open for tax examinations are 2018 through 2020.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Going Concern

For the six months ended June 30, 2022, the Company recognized a net loss of $2,873,074. The loss has resulted principally from an increase in variable and fixed costs. The Company had to spend more on online advertising. Also, the Company expensed more in general and administrative costs, driven by an increase in personnel costs, payment processing fees as well as the use of third-party services. As a result, the Company may incur further operating losses and seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital or generate liquidity through the sale of assets, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04 and ASU 2019-05 (collectively, “Topic 326”). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. Topic 326 was to be effective for reporting periods beginning after December 15, 2019, with early adoption permitted. In November 2019, the FASB issued ASU 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) Effective Dates, which deferred the effective dates for the Company, until fiscal year 2023. The Company currently plans to adopt the guidance at the beginning of fiscal year 2023. The Company is currently evaluating the potential impact of Topic 326 on the Company’s financial statements.

Subsequent events

Management has evaluated subsequent events related to the historical financial statements until, the date which the financial statements were available to be issued.

SEC Subpoena

The Company received a subpoena dated June 23, 2022, from the staff of the U.S. Securities and Exchange Commission (“SEC”) in the Matter of Trading in Advance of Certain Coinbase Listing Announcements (the “Subpoena”). The Subpoena required the production of documents and information concerning, among other things, the Company’s structure and personnel, the “whitepaper” concerning the digital token created by the Company (“XYO”), the purchasers of XYO from the Company in 2018, and the listing or delisting of XYO on crypto asset exchanges. The Company has completed its response to the Subpoena.

On July 21, 2022, the SEC filed a complaint in federal district court in Seattle, Washington, alleging that a former Coinbase product manager and two other individuals engaged in an unlawful insider trading scheme involving the purchase of at least 25 different crypto assets, including XYO, in advance of announcements that the assets would be made available for trading on the Coinbase platform. The complaint alleges that the digital assets traded by the defendants, including XYO, are securities. The Company is not a party to the SEC’s action, and the complaint does not allege that the Company or any of its personnel violated the federal securities laws.

tZero Platform Listing of the Company’s Class A Common Stock

The Company’s Class A Common Stock became listed for trading on tZero’s tZero ATS platform on September 14, 2022.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of June 30, 2022

	Units	Gross balance	Impairment charge	Net balance
ALK	2,429.85	$1	$—	$1
BTC	0.29	39	—	39
ETH	28.02	46,834	24,824	22,010
USDC	57.14	57	2	55
USDT	2,532.99	1,859	3	1,856
XYO	1,985,117,751.84	959,041	363,582	595,459

		$1,007,831	$388,411	$619,419

As of December 31, 2021

	Units	Gross balance	Impairment charge	Net balance
BTC	0.28	$455	$—	$455
ETH	29.62	125,054	17,916	107,138
LINK	149.60	4,199	1,568	2,632
UNI	70.86	1,542	539	1,003
USDC	2,352.75	74	—	74
USDT	146,980.19	2,358	—	2,358
XYO	2,243,179,769.87	846,724	159,365	687,359

		$980,406	$179,388	$801,018

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

The Company began to use decentralized crypto liquidity pools in order to provide additional trading liquidity for its native XYO token. In order to provide trading liquidity, the Company added different crypto asset pairs, with one side always being the XYO token, into either existing liquidity pools or created new ones. The table shows the crypto assets contributed and withdrawn from liquidity pools during the six months ended June 30, 2022:

	Liquidity Pool Additions Units	Liquidity Pool Withdrawals Units	Liquidity Pool Fees Collected Units
ALK	363,795	161,103	779
DAI	6,748	30	2,969
ETH	10	31	25
LINK	132	—	16
USDC	90,886	—	7,068
USDT	52,789	20,586	7,472
WBTC	1	—	—
XYO	334,244,134	335,399,556	4,646,400

The Company has realized liquidity pool related fees of $147,080 during the six months ended June 30, 2022. The Company recognizes liquidity pools fees as realized gain at market value when the fees accrued are withdrawn from the respective pool. The Company had realized liquidity pool related fees of $112,900 during the six months ended June 30, 2021.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

During the six months ended June 30, 2022, the Company recorded expense of $253,464 for goods and services paid for with crypto assets, through Ethereum and XYO Tokens.

The Company recorded expensed of $15,285 for Ethereum Network transaction fees. To determine the USD equivalent for crypto asset transactions, the Company used daily market price information as published on CoinMarketCap for the respective crypto assets at the day of receipt. When the Company used crypto assets to pay for services provided, fees or exchange for USD, the difference between the then current market value and the carrying value was realized as gain. The Company sold crypto assets for $74 during the six months ended June 30, 2022. The total realized gain related to crypto assets was $674,328 during the six months ended June 30, 2022. The total realized gain related to crypto assets was $56,194 during the six months ended June 30, 2021.

The Company also exchanged multiple crypto assets during the six months ended June 30, 2022. These exchanges were accounted for without any profit and loss impact, but as a change of assets based on the book value of the given crypto asset. All received assets were also monitored for impairment losses.

During the six months ended June 30, 2022, the Company purchased XYO, USDC, Bitcoin and Ethereum for $23,622. If the market value of a specific crypto asset dropped below its carrying value on the balance sheet, the Company realized an impairment charge. The Company recognized an impairment charge of $276,827 in connection to crypto assets held during the six months ended June 30, 2022.

In February 2022, the Company exchanged 4,370,629 XYO tokens for the right to receive 724,368 Anlog tokens, which are issued by Analog One Corporation. The tokens shall be issued within 24 months of the agreement. Since XYO tokens are valued at a zero-dollar cost basis, the Company has not assigned any value to the exchange. The exchange was part of a broader exploratory partnership since Analog One Corporation intended to implement XY Labs’ technology solutions in its product offering. In April 2022, the Company gave 120,000,000 XYO tokens as a loan to a third party. Since the underlying XYO tokens have a zero-dollar cost basis, and no financial benefits are derived from the loan, the Company did not assign and value to the granted loan.

Note 4 – Goodwill and Intangible Assets

The Company acquired Parallel Holdings Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC in 2018. LayerOne was a geospatial blockchain company and Crypto 101, now operated under Bordwalk Flock LLC, is a media outlet engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the in-house- developed geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575 respectively. Both acquisitions were mostly financed through the Company’s issuance of shares of Class A Common Stock to the respective sellers, Proxy Tokens, and cash. In December 2019, the Company evaluated its investment in Parallel Holdings Inc. and impaired the remaining value of all assets acquired. The Company ceased using the technology associated with LayerOne in 2019 regarding blockchain and geospatial technology.

In September 2019, the Crypto 101 assets were transferred to a separate legal entity named Boardwalk Flock LLC, in which the Company continued to hold a stake of 24.34%. As a result of the spin-out, the Company initially recorded an investment of $106,124. After an impairment in 2019, the Company impaired the remaining investment related to Boardwalk Flock LLC to $0 in 2020. In May 2021, the Company sold its Boardwalk Flock LLC membership interest (see Note 5).

The Company had already fully impaired the goodwill and intangible assets related to the LayerOne acquisition in 2019. The Company did not recognize any amortization expenses during the six months ended June 30, 2022 and 2021.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 5 – Divestment of Boardwalk Flock LLC membership interest

The 24.34% membership interest in Boardwalk Flock LLC was divested to Boardwalk Flock LLC on May 17, 2021. The total consideration was $3,000,000, of which $1,500,000 was paid to the Company as of date of signing, and the remaining balance of $1,500,000, plus accrued interest of $35,507, was paid in March 2022. The Company received an additional amount of $4,981 to compensate for the incurred tax liability. The entire sales price of $3,000,000 was recognized as realized gain during the six months ended June 30, 2021. As of June 30, 2022, the Company no longer records a receivable related to the divestment. As of December 31, 2021, the Company had recognized a receivable related to the divestment of $1,527,735.

Note 6 – Property and Equipment

Property and equipment consisted of the following as of:

	As of
	June 30, 2022	December 31, 2021
Computer equipment	$223,384	$187,544
Office equipment	71,981	69,389
Furniture and fixtures	73,323	73,323

	368,688	330,256
Less accumulated depreciation	(238,416)	(212,687)

Property and equipment, net	$130,271	$117,568

Depreciation expense related to property and equipment was $25,729 and $18,526 during the six months ended June 30, 2022 and 2021, respectively.

Note 7 – Other Current Liabilities

Other current liabilities consisted of the following:

	As of
	June 30, 2022	December 31, 2021
Sales returns and allowances	$100,611	$158,800
Accrued COIN liability	3,415,045	2,538,897

Total	$3,515,657	$2,697,697

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 8 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) in June 2016 and authorized the issuance of options for up to 3,025,900 shares of Class A Common Stock that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an increase in authorized options under the 2016 Equity Incentive Plan for up to 25,000,000 shares of Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity:

	Number of Shares	Weighted Average Exercise Price ($)
Outstanding at December 31, 2020	13,098,481	0.62
Granted	37,500	8.00
Exercised	(182,970)	0.01
Forfeited	(7,500)	1.07

Outstanding at December 31, 2021	12,945,511	0.63
Granted	—	—
Exercised	(17,030)	0.01
Forfeited	—	—

Outstanding at June 30, 2022	12,928,481	0.63

Exercisable at June 30, 2022	12,534,449	0.65
Total vested or expected to vest	394,032	0.01

The following table summarizes unvested stock options:

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2020	2,166,849	0.00 - 5.85
Granted	21,355	5.76 - 5.89
Vested	(1,335,416)	0.00 - 5.89
Forfeited	(2,371)	0.00 - 0.00

Non-vested at December 31, 2021	850,417	0.00 - 5.89
Granted	—	—
Vested	(456,385)	0.00 - 0.00
Forfeited	—	—

Non-vested at June 30, 2022	394,032	0.00 - 5.89

Total stock-based compensation (benefit) related to the issuance of stock options exercisable for shares of Class A Common Stock was $2,080 and $19,039 during the six months ended June 30, 2022 and 2021, respectively.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	June 30, 2022	December 31, 2021
Stock Option assumptions:
Risk-free interest rate	1.11%	1.11%
Expected volatility of common stock	168%	168%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

Note 9 – XYO Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. The table below shows the Tokens issued and vested during the six months ended June 30, 2022 and 2021, respectively:

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2020	54,256,894	$0.0043
Granted	1,430,604	0.1012
Forfeited	—	—
Exercised	(15,346,928)	0.0026

Outstanding at December 31, 2021	40,340,570	$0.0084
Granted	3,807,692	0.1011
Forfeited	—	—
Exercised	—	—

Outstanding at June 30, 2022	44,148,262	$0.0164

Exercisable at June 30, 2022	36,037,394	$0.0068
Total vested or expected to vest	8,110,868	$0.0590

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holders thereof to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token, and therefore, no value has been ascribed to them.

As of June 30, 2022 and December 31, 2021 respectively, the Company recognized no provisional liability from the proxy token plan.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 10 – Operating Leases and Liabilities

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which was modified by subsequently issued ASUs 2018-01, 2018-10, 2018-11 and 2018-20 (collectively the “New Lease Standard”). The New Lease Standard requires organizations that lease assets (“lessees”) to recognize the assets and liabilities of the rights and obligations created by leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains dependent on its classification as a finance or operating lease.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). ASU 2018-11 provided additional relief in the comparative reporting requirements for initial adoption of the New Lease Standard. Prior to ASU 2018-11, a modified retrospective transition was required for financing or operating leases existing at or entered after the beginning of the earliest comparative period presented in the financial statements. ASU 2018-11 provided an additional transition method allowing entities to initially apply the New Lease Standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption.

The Company adopted the New Lease Standard effective January 1, 2019. The Company elected to apply the current period transition approach as introduced by ASU 2018-11 and the Company elected to apply the following practical expedients and accounting policy decisions.

The Company elected a package of transition expedients, which must be elected together, that allowed the Company to forgo reassessing certain conclusions reached under ASC 840. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the New Lease Standard. As a result, in transitioning to the New Lease Standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the six months ended June 30, 2022 and 2021, respectively.

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

	As of
	June 30, 2022	December 31, 2021
Right of use asset	$145,105	$31,711
Lease liability	$146,811	$33,684

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate. The remaining right to use asset and lease liability expire in June 30, 2024. The Company prolonged its lease agreement in March 2022. As a consequence, the lease liability and the Right of Use asset have been revaluated.

Rent expense was $12,696 and $12,000 in the six months ended June 30, 2022 and 2021, respectively. The Company also recorded $35,163 and $31,710 of amortization of right to use asset for six months ended June 30, 2022 and 2021, respectively.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 11 – Stock Issuance and Stocks Payable

In the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales, the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,422,050 and $1,422,050 in stocks payable as an obligation on the balance sheets as of June 30, 2022, and December 31, 2021, respectively.

Note 12 – Stockholders Notes Payable

In each of August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with The Frownfelter Family Trust UAD 5/11/2015. The notes were in the amounts of $150,000, $80,000, and $100,000, respectively, and matured in 2020, 2021 and 2021, respectively. These notes each bore interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $0 and $5,863 of interest expense pertaining to the amortization of the debt discount during the six months ended June 30, 2022 and 2021, respectively. The principal balance payable on these notes was $0 as of June 30, 2022, as all amounts due on the notes were paid on or before March 2021.

Note 13 – Loans Payable

Paycheck Protection Program Loan – In connection with the COVID-19 pandemic, Congress passed, and the then president signed, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in March 2020 which, among other things, provides relief for businesses impacted by the pandemic. The Company applied for and received a loan in the amount of $987,610 from the Paycheck Protection Program (“PPP Loan”) made available under the CARES Act in 2020. The Company applied and received an additional loan of $450,000 in April 2021. The PPP Loans are intended to offer businesses hurt by the COVID-19 pandemic economic assistance with the potential for the principal to be forgiven based on certain expenses incurred in the first 24 weeks after the issuance of the PPP Loan. The initial loan amount received of $987,610 and the related accrued interest balance of $11,716 was forgiven as of July 19, 2021. The remaining PPP Loan principle of $450,000 and accrued interest of $2,798 was forgiven as of September 23, 2021. As a result, the Company reduced its PPP Loan balance by a total of $1,437,610 and recognized other income of the same amount as of December 31, 2021.

Disaster Loan – The Company also applied for and received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the SBA authorized under the CARES Act. The Company received the EIDL funds in the amount of $500,000 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of June 30, 2022, and December 31, 2021, the Company had $500,000 and $500,000 outstanding on the EIDL loan respectively. The EIDL accrues interest at 3.75% per annum and matures 30 years after the grant date with payments due twelve months after the issuance date. The loan had not been forgiven and had $5,357 and $10,458 of accrued interest as of June 30, 2022, and December 31, 2021.

Note 14 – Litigation

As of June 30, 2022, the Company had not accounted for any litigation provisions. The Company settled a patent infringement claim in April 2022 for a payment of $45,000. The Company had set up a related provision of $45,000 as of December 31, 2021.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 15 – Stockholders’ Equity/(Deficit)

Stockholders’ Deficit

The Company authorized the issuance of 130,000,000 shares of Capital Stock, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Sales of Common Stock

The Company did not sell any shares of Common Stock during the six months ended June 30, 2022 and 2021, respectively.

Common Stock Warrants

In each of August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with The Frownfelter Family Trust UAD 5/11/2015. The warrants were exercisable to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. All of these warrants matured in 2020 and 2021 and expired unexercised.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing. The warrants were exercisable to purchase 1,300,000 shares of the Company’s Class A Common Stock at a price per share of $1.00. These warrants matured in 2021 and expired unexercised.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A Common Stock based on the number of individual investors who invest through the StartEngine portal website. The warrant matured in 2021 and expired unexercised.

Note 16 – Related Party Transactions

Arie Trouw, the Company’s CEO, subleased a San Diego downtown office to XY Labs from October 2021 through March 2022 for a monthly rent of $3,000 per month.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 17 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of
	June 30, 2022	December 31, 2021
Federal income tax expense at statutory rate	$(603,177)	$1,173,208
State income tax (net of Federal benefit)	146,496	658,003
Permanent differences	353,377	225,024
Change in valuation allowance	104,105	(1,518,707)

Total	$800	$537,528

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	As of
	June 30, 2022	December 31, 2021
Deferred tax assets:
Timing Differences of Deductions	$733,010	$884,588
Net Operating Losses Carryforwards	3,277,718	2,995,604
Tax Credit Carryforwards	1,624	1,624
Depreciation Differences	43,142	69,573

Total deferred assets	4,055,495	3,951,389
Less valuation allowance	(4,055,495)	(3,951,389)

Total	$—	$—

As of June 30, 2022, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $10,343,937 and $15,829,827, respectively. The federal net operating loss can be carried forward indefinitely. The state net operating loss can be carried forward through 12/31/2036. The valuation allowance increased by $104,105 and decreased by $1,518,707 during the six months ended June 30, 2022, and 2021, respectively.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2022, and December 31, 2021, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Item 4. EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company (previously filed as Exhibit 2.3 to the Form 1-SA on September 28, 2021)

2.4	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer

Date:	September 28, 2022

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	September 28, 2022

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	September 28, 2022